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                      TELE NORTE CELULAR PARTICIPACOES S.A.
                              Publicly Held Company
                 CNPJ: 02.558.154/0001-29   NIRE: 53.300.005.761

                     MINUTES OF THE ORDINARY GENERAL MEETING
                        AND EXTRAORDINARY GENERAL MEETING
    (Drawn in summary form as per Paragraph 1 of Art. 130 of Law No. 6404/76)

DATE, TIME AND VENUE:

On the fourteen (14) of April, 2004, at 2:00 p.m. in the headquarters of Tele Norte Celular Participacoes S.A. ("Company") at SCN, Quadra 04, Bloco B, No. 100
- Centro Empresarial VARIG - Torre Oeste - Parte A - 7(degree) Andar - sala 702, in Brasilia, DF.


CALL NOTICE:

The meetings were duly called as per Call Notice published as required under Paragraph 1, Article 124 of Law No. 6404/76, in the newspapers "Diario Oficial do Distrito Federal" and "Gazeta Mercantil", in their editions of 4, 5 and 8 of March, 2004.


ATTENDANCE:

Shareholders representing more than two thirds of the shares with voting rights, as evidenced by the registration and signatures in the Shareholders' Attendance Book.


The meeting was attended also by: Messrs. Antonio Jose Ribeiro dos Santos, Chief Executive Officer, and Joao Cox Neto, Chief Financial Officer, representing the Company; Mr. Gilberto Braga, member of the Audit Board; and Mrs. Luciene Coelho, representing Ernst & Young Auditores Independentes S/C.


QUORUM, OPENING, INSTALLATION AND PRESIDING BOARD:

After proper evidence of the quorum required, the Ordinary and Extraordinary Meetings were installed and chaired by the Chief Executive Officer, Mr. Antonio Jose Ribeiro dos Santos, as provided in the Bylaws, who invited Mr. Joao Ricardo de Azevedo Ribeiro to serve as Secretary.

AGENDA:

The Secretary proceeded to read the Agendas of the meetings as published in the Call Notice, which are transcribed below:




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Ordinary General Meeting:

1. Receive Management Accounts, examine, discuss and vote the financial statements relative to fiscal year 2003;
2. Resolve upon destination of net income for fiscal year 2003 and dividend payout;
3. Elect the members of the Board of Directors of the Company;
4. Elect the members of the Audit Board, and establish their remuneration as per article 162, ss. 3 of Law No. 6404/76.


Extraordinary General Meeting:

1. Resolve upon the global remuneration to be paid to the members of the Board of Directors.

READING OF DOCUMENTS:

Reading of the documents referred to in Article 133 of Law No. 6404/76 was dispensed with, since all the shareholders of the company had full knowledge of them.


RESOLUTIONS:

I - PRELIMINARY ISSUES:

The Chairman of the Meeting proposed that the Minutes of this Ordinary and Extraordinary General Meeting be drawn in summary form according to the provisions of Article 130, Paragraph One, of Law No. 6404/76, provided assurance of the shareholders' rights described in subitems "a" and "b" of the same law, and this was unanimously approved.

The Chairman of the Meeting acknowledged receipt of the voting instructions sent by Telpart Participacoes S.A., for the purpose of paragraphs 8 and 9, Article 118 of Law No. 6404/76, which are to be filed at the Company's headquarters.

The Chairman of the Meeting acknowledged receipt and filing at the Company's headquarters, of the protest made by shareholders Brazvest Fund Delaware LLC, Globalvest Hedge Delaware LLC, Globalvest Value Holdings Delaware LLC, Latinvest Fund Delaware LLC, Latinvest Holdings Delaware LLC, Latinvest Partners Delaware LLC, Utilitivest II Delaware LLC, Utilitivest III Delaware LLC and Globalinvest Octane Value Fund Delaware, LLC ("Globalvest Funds"), regarding the impossibility of exercising their voting rights and power of veto for election of the members of the Board of Directors and of the Audit Board, due to judicial orders from court and orders from Agencia Nacional de Telecomunicacoes, the regulating agency.

The Chairman of the Meeting recorded the receipt of a copy of the new sentence issued by the Honorable Judge of the 22nd.Federal Court of the Judiciary Section of the Federal District on April 13 2004, confirming the decision that granted advance relief in the proceedings of Case No. 2002.34.00.011448-2 that suspended the exercise, in the General Meetings of the Company, of voting rights and power of veto of the investment funds managed by Globalvest Management Company L.P., for election of the members of its Board of Directors and of the Audit Board.



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In view of the sentence issued during the course of said judicial proceeding, that restrain the exercise of voting rights and power of veto of these shareholders regarding the election of the members of its Board of Directors and of the Audit Board, the Chairman of the Meeting disqualified the request for adoption of the multiple vote process submitted by the investment funds mentioned, there being no objection to this from the shareholders present at the Meeting.

II - ORDINARY GENERAL MEETING:

The attending shareholders resolved upon the following:

1. Unanimous and unqualified approval of the Management Report and Financial Statements, accompanied by the opinion of the independent accountants - Ernst & Young - and favorable report of the Audit Board, for the fiscal period ended on December 31, 2003, as published in the newspapers "Diario Oficial do Distrito Federal" and "Gazeta Mercantil", in their editions of March 4, 2004.

2. Unanimous approval of the proposition made by the Management for allocation of the net income for the period, in the amount of three million, seven hundred and seventy-five thousand, five hundred and forty-nine reais and thirty-seven cents (R$ 3.775.549,37) and payout of dividends relative to the fiscal period ended on December 31, 2003, as proposed by the Management, reflected in the Financial Statements approved in this Meeting and published on March 4, 2004.

3. The Chairman recorded that a request was sent to the headquarters of the Company, by shareholder Emerging Markets Growth Fund Inc., for adoption of the multiple vote process for election of the members of the Board of Directors of the Company, but stated that this was disqualified since it was not timely submitted, in which he was unanimously supported by the shareholders present.

Thus, since the prerogative foreseen in paragraphs 4 and 5 of Article 141 of Law No. 6404/76 was not exercised, and in conformity with the Previous Meeting of the parent company Newtel Participacoes S.A. ("Newtel") held on April 8, 2004, the attending members unanimously approved, with abstention of Fundos Globalvest that presented a statement to be kept in the files of the Company, the election of the following members of the Board of Directors of the Company, for a three-year term in accordance with Article 22 of the Bylaws:

1) Mr. Arthur Joaquim de Carvalho, Brazilian, married, business administrator, bearer of ID Card No. 3749, issued by CRA/BA, Individual Taxpayer (CPF) No. 147.896.475-87, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with office at Av. Presidente Wilson, No. 231, 28(degree) andar, as full member of the Board of Directors; and Mr. Francisco Antunes Maciel Mussnich, Brazilian, married, lawyer, bearer of the Identity Card OAB/RJ No. 30.630, issued by OAB/RJ Individual Taxpayer No. 531.915.447-04; resident and domiciled in the City and State of Rio de Janeiro, with office at Av. Almirante Barroso, No. 52, 32(degree) andar, as respective deputy member;

2) Mr.Jacques de Oliveira Pena, Brazilian, married, bank officer, bearer of CTPS No. 28606-449, Individual Taxpayer (CPF) No. 314.527.876-20, with address at SHIN, QL 03, conjunto 05, casa 17 Brasilia, Distrito Federal, as full member; and Mr. Bruno Seidler, Brazilian, married,



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retired, bearer of ID Card No. 2.004.561.276, issued by SSP/RS, Individual
Taxpayer (CPF) No. 029.618.490.04, with address at SHIN 16, conjunto 02, CS 16, Brasilia, Distrito Federal, as respective deputy member;

3) Mrs. Veronica Valente Dantas, Brazilian, divorced, business administrator, bearer of ID Card No. 1.083.309, issued by SSP-BA, Individual Taxpayer (CPF) No. 262.853.205-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with office at Av. Presidente Wilson, No. 231, 28(degree) andar, as full member of the Board of Directors; and Mrs. Beatriz Marques de Barros, Brazilian, single, lawyer, bearer of ID Card No. 112.547, issued by OAB/RJ, Individual Taxpayer (CPF) No. 014.126.307-54, resident and domiciled in the City and State of Rio de Janeiro, with office at Av. Presidente Wilson, No. 231, 28(degree) andar (parte), as respective deputy member;

4) Mrs. Claudia Silva Araujo de Azeredo Santos, Brazilian, lawyer, judicially separated, registered in the OAB/RJ under No. 52.199, Individual Taxpayer (CPF) No. 667.431.767-53, with address at Avenida Epitacio Pessoa No. 4720, apto. 803, as full member; and Mr. Roberto Koeler Lira, Brazilian, economist, single, bearer of ID Card No. 10451736-2, issued by IFP/RJ, Individual Taxpayer (CPF) No. 070468157-98, with address at Av. Presidente Vargas No. 290, 10(degree). Andar, Rio de Janeiro/RJ, as respective deputy member;

5) Mr. Marcos Nascimento Ferreira, Brazilian, single, engineer, bearer of ID Card No. 24138/D, issued by CREA-BA, Individual Taxpayer (CPF) No. 489.614.185-72, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with office at Av. Presidente Wilson 231, 28(degree) andar, as full member of the Board of Directors; and Mr. Elie Jaques Sherique, Brazilian, single, lawyer, bearer of ID Card No. 116.257, issued by OAB/RJ, Individual Taxpayer (CPF) No. 053.595.157-40, resident and domiciled in the City and State of Rio de Janeiro, with office at Av. Presidente Wilson No. 231, 28(degree) andar, as respective deputy member;

6) Mr. Jose Leitao Viana, Brazilian, married, economist, bearer of ID Card No. 117.1996, issued by SSP/DF, Individual Taxpayer (CPF) No. 020.158.117-53, with address at Rua Maripa, No. 50, 801, Bairro Serra, Belo Horizonte, MG, as full member; and Mr. Jorge de Mores Jardim Filho, Brazilian, married, engineer, bearer of ID Card No. 122.328, issued by SSP/GO, Individual Taxpayer (CPF) No. 029.133.721-04, with address at SHIS, QI 03, conjunto 10, casa 10, Lago Sul, Brasilia, Distrito Federal, as respective deputy member;

7) Mrs. Maria Amalia Delfim de Melo Coutrim, Brazilian, married, economist, bearer of ID Card No. 12.944, issued by MTB/CRE, Individual Taxpayer (CPF) No. 654.298.507-72, resident and domiciled in the City and State of Rio de Janeiro, with office at Av. Presidente Wilson, No. 231, 28(degree) andar, as full member of the Board of Directors, and Mr. Paulo Cezar Aragao, Brazilian, divorced, lawyer, registered in the OAB/RJ under No. 21.560, Individual Taxpayer (CPF) No. 174.204.407-78, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with office at Av. Almirante Barroso, 52, 32(degree) andar, as respective deputy member;

8) Mr. Jorge da Cunha Fernandes, Brazilian, married, economist, bearer of ID Card No. 7.637, issued by SSP/DF, Individual Taxpayer (CPF) No. 021.056.087-87, with address at SHIS, Quadra 07, conjunto 16, casa 21, Brasilia, Distrito Federal, as full member; and Mr. Joao Antonio de Maia Filho, Brazilian, married, retired, bearer of ID Card No. 188, issued by


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CRA/PA, Individual Taxpayer (CPF) No. 004.982.032-04, with address at Rua 09,
No. 101, Edificio Viena, apt. 101, Goiania, GO, as respective deputy member;

9) Mrs. Danielle Silbergleid Ninio, Brazilian, married, Bachelor of Laws, bearer of ID Card No. 09896765-6, issued by IFP-RJ, Individual Taxpayer (CPF) No. 016.744.087-06, resident and domiciled in the City and State of Rio de Janeiro, with office at Av. Presidente Wilson, No. 231, 28(degree) andar (parte); and Mr. Norberto Aguiar Tomaz, Portuguese, married, economist, bearer of ID Card No. WO 59.611-A, issued by SE/DPMAF, Individual Taxpayer (CPF) No. 237.976.908-78, resident and domiciled in the City and State of Rio de Janeiro, with office at Av. Presidente Wilson, No. 231, 28(degree) andar (parte), as respective deputy member;

10) Mr. Wilson Santarosa, Brazilian, married, accountant, bearer of ID Card No.
7.949.921 issued by SSP-SP, Individual Taxpayer (CPF) No. 246.512.148-00, resident and domiciled at Rua Barao da Torre, 567 apto. 501 - Ipanema - Rio de Janeiro-RJ, as full member; and Susana Hanna Stiphan Jabra, Brazilian, economist, divorced, bearer of ID Card No. 7.366.839-4 issued by SSP-SP, Individual Taxpayer (CPF) No. 037.148.408-18, with address at Rua do Ouvidor No. 98 - 8(degree) andar - Rio de Janeiro-RJ, as respective deputy member;

11) Mr.Paulo Conte Vasconcellos, Brazilian, married, business administrator, bearer of ID Card No. 7.016.900.156, Individual Taxpayer (CPF) No. 387452910-04, resident and domiciled in the City and State of Sao Paulo, with office at Av. Professor Alceu Maynardi, 443, bl. 02, apt. 42, as full member of the Board of Directors; and Mr. Luis Alberto de Castro Falleiros, Brazilian, married, economist, bearer of ID Card No. 6.855.739, Individual Taxpayer (CPF) No. 024.351.768-80, resident and domiciled in the city of Sorocaba, in the State of Sao Paulo, with office at Rua Jose de Oliveira Lamberti, No. 103, as respective deputy member.

For the purpose of the provisions of Article 4 of CVM Instruction No. 367 of May 29, 2002, the Chairman recorded that the statements and resumes of the members of the Board of Directors elected by the Meeting were received and are to be filed at the Company's headquarters.

From among the members of the Board of Directors elected by the meeting, the attending members unanimously approved, with abstention of Fundos Globalvest that presented a statement to be kept in the files of the Company, the appointment of Mr. Arthur Joaquim de Carvalho as Chairman, and Veronica Valente Dantas as Deputy Chairwoman of the Board of Directors of the Company.

Shareholder Telpart recorded that Messrs. Paulo Conte Vasconcellos and Luis Alberto de Castro Falleiros, elected by the Meeting, are not bound by the Newtel Shareholders' Agreement.

4. As to the election of the members of the Audit Board, whose terms will be until the next General Ordinary Meeting of the Company, to be held in 2005, a separate election was held first, by owners of preferred shares without voting rights and the following were elected:

         (i) Jose Romildo Borges Ferreira, Brazilian, married, lawyer and accountant, bearer of ID Card No. 11758702, issued by SSP/SP, Individual Taxpayer (CPF) No. 044.149.857-49, resident and domiciled in the City and State of Sao Paulo, at Rua Comendador Francisco Pettinati, 215, as full member; and Aldo Bastos Alfano, Brazilian, widower, retired bank officer, bearer of ID Card No. 1477969, issued by IFO, Individual Taxpayer (CPF) No. 041.525.907-00,


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resident and domiciled in the City and State of Rio de Janeiro, at Praia do
Jequia, 90, apt. 301, as respective deputy member.

Following this, the attending members unanimously approved, with abstention of Fundos Globalvest that presented a statement to be kept in the files of the Company, the election of the following members of the Audit Board of the Company, whose terms will be until the next General Ordinary Meeting of the Company, to be held in 2005:

         (ii) Luiz Otavio Nunes West, Brazilian, married, accountant, bearer of ID Card No. 1.178.095, issued by SSP/BA, Individual Taxpayer (CPF) No. 146.745.485-00, resident and domiciled in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson, 231 28(degree) andar (parte), as full member; and Carlos de A. Vasques de Carvalho Neto, Brazilian, single, accountant, bearer of ID Card No. 07804130-91, issued by SSP/BA, Individual Taxpayer (CPF) No. 955.799.825-34, resident and domiciled in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson, 231 - 28(degree) andar (parte), as respective deputy member;

         (iii) Augusto Cesar Calazans Lopes, Brazilian, married, accountant, bearer of ID Card No. 09752473-0, issued by IFP/RJ, Individual Taxpayer (CPF) No. 042.980.307-92, resident and domiciled in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson, 231 - 28(degree) andar (parte), as full member; and Raimundo Jose do Prado Vieira, Brazilian, married, accountant, bearer of ID Card No. 644.340, issued by SSP/BA, Individual Taxpayer
(CPF) No. 091.618.765-72, resident and domiciled in the city of Salvador, State of Bahia, at Rua do Ebano, 194, apto. 1202, as respective deputy member;

         (iv) Gilberto Braga, Brazilian, married, economist, bearer of ID Card No. 04722037-1, issued by IFP/RJ, Individual Taxpayer (CPF) No. 595.468.247-04, resident and domiciled in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson, 231 - 28(degree) andar (parte), as full member; and Genivaldo Almeida Bonfim, Brazilian, married, accountant, bearer of ID Card No. 1154372-82, issued by SSP/BA, Individual Taxpayer (CPF) No. 180.097.946-00, resident and domiciled in the city of Salvador, Estado da Bahia, at Rua Ceara, 121, apto. 101 - 28(degree) andar (parte), as respective deputy member.

The individual monthly remuneration of the full members of the Audit Board was set by unanimous vote, with abstention of Fundos Globalvest that presented a statement to be kept in the files of the Company, at two thousand and one hundred reais (R$ 2.100,00), observing the minimum provided for in Article 152 of Law No. 6404/76.

III - EXTRAORDINARY GENERAL MEETING:

The attending shareholders approved, by unanimous vote, with abstention of Fundos Globalvest that presented a statement to be kept in the files of the Company, the global amount of the remuneration to be paid to the Directors of the Company, during fiscal year 2004, at up to one million and eight hundred thousand reais (R$ 1.800.000,00), to be distributed among the members of the Board of Directors and Executive Board as resolved upon by the Board of Directors.

CLARIFICATIONS:


The Chairman of the Meeting provided the following clarification

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1)   Publication of the signature of the shareholders that attended the Meeting was dispensed with, according to Article 130, paragraph 2 of Law No.
     6404/76;

2) The shareholders were informed, according to Article 289, paragraph 3 of Law No. 6404/76, that the statutory notices of the Company shall now be published in the Valor Economico newspaper, in addition to the Diario Oficial do Distrito Federal, provided observance of all applicable legal provisions;

3) Some written statements of vote were received, and shall be kept filed in the headquarters of the Company.


CLOSING STATEMENT:

There being no further matter for discussion, the meeting was adjourned so that these minutes could be drawn, which after being read and unanimously approved, were signed by the Chairman, the Secretary and attending shareholders

 Brasilia, April 14, 2004.


Antonio Jose Ribeiro dos Santos            Joao Ricardo de Azevedo Ribeiro
CHAIRMAN OF THE MEETING                    SECRETARY TO THE MEETING






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By Proxy: Hiram Bandeira Pagano Filho
Latinvest Partners Delaware LLC
Latinvest Holdings Delaware LLC
Globalvest Value Holdings Delaware LLC
Utilitivest III Delaware LLC
Brazvest Fund Delaware LLC
Globalvest Hedge Delaware LLC


By Proxy: Hiram Bandeira Pagano Filho
Utilitivest II Delaware LLC
Latinvest Fund Delaware LLC
Globalinvest Octane Value Fund Delaware, LLC


By Proxy: George Washington Tenorio Marcelino
Capital Guardian Em. Mkts. R. Eq. Fd. For Tax. E.
Capital Guardian Emerg mkts Equi mast fd
Philips Electronics North America Corporation Master Retirement Trust Virginia Retirement System


By Proxy: Miguel Tornovsky
Emerging Markets Growth Fund Inc
Capital Internat. Emerg. Markets Fund
Capital G. Em. Mark Eq. Fund For Tax Exempt T


By Proxy:Marcos Nascimento Ferreira
Telpart Participacoes S.A .


By Proxy:Tomas Borges Otoni Neiva
Parcom Participacoes S.A .
Rhodes Participacoes Ltda.
OPP I FIA
Rogerio Luiz Polles
Ignez Elisa Polles

By Proxy: Beatriz Marques de Barros
CVC Opportunity Equity Partners L.P.

Marcos Nascimento Ferreira

Beatriz Marques de Barros



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